                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                  EXCHANGE ACT
                                     OF 1934

                   For the fiscal year ended December 31, 2001

                                       OR

          [_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
                                  EXCHANGE ACT
                                     OF 1934

      For the transition period from _________________ to _________________


                         Commission file number 0-16999


  A. Full title of the plan and address of the plan, if different from that of the issuer named below:

                      Urban Outfitters 401(k) Savings Plan


  B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Urban Outfitters, Inc.
                               1809 Walnut Street
                             Philadelphia, PA 19103

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                          YEAR ENDED DECEMBER 31, 2001


                                    CONTENTS

                                                                                 Page(s)
Independent auditors' report                                                           1

Financial statements:

   Statements of net assets available for benefits                                     2

   Statement of changes in net assets available for benefits                           3

   Notes to financial statements                                                     4-9

Financial schedule:

   Schedule of assets held for investment purposes at end of year                     10

Exhibit 23.1 - Consent of independent auditors


                          Independent Auditors' Report


To the Participants and Administrator of Urban Outfitters 401(k) Savings Plan
Philadelphia, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2001 and 2000 and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Urban Outfitters 401(k) Savings Plan as of December 31, 2001 and 2000 and the changes in its net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information included in the schedule of assets held for investment purposes at end of year is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The information in the Schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Mantas, Ohliger, McGary & Quinn, P.C.
King of Prussia, Pennsylvania
May 23, 2002

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                              ASSETS
                                                                                     December 31,
                                                                         --------------------------------------
                                                                              2001                  2000
                                                                         -----------------     ----------------
Investments, at fair value:
   Urban Outfitters, Inc. common stock                                   $   1,826,824  (a)    $    597,590  (a)

   Shares of registered investment companies:
      American Century Income and Growth Fund                                  109,941               53,589
      American Century Ultra Fund                                               82,516               43,289
      BlackRock Index Equity Class A Fund                                      161,869
      BlackRock Index Equity Fund                                                                    96,780
      BlackRock Money Market Fund                                            1,246,863  (a)         901,885  (a)
      BlackRock Small Cap Growth Equity Class A Fund                            76,145
      BlackRock Small Cap Growth Equity Fund                                                         55,152
      Janus Adviser Capital Appreciation Fund                                  371,241  (a)
      Janus Adviser Growth and Income Fund                                     344,835  (a)
      Janus Adviser Growth Fund                                                246,065
      Janus Adviser Worldwide Fund                                             259,008  (a)
      Janus Fund                                                                                    168,427  (a)
      Janus Growth and Income Fund                                                                  213,328  (a)
      Janus Mercury Fund                                                                            284,534  (a)
      Janus Worldwide Fund                                                                          148,292  (a)
      Other                                                                    198,321               66,069

   Participant loans                                                            83,876               35,512
                                                                         -------------         ------------

                                                                             5,007,504            2,664,447
                                                                         -------------         ------------

Contributions receivable:
   Participants                                                                 48,614               41,801
   Employer                                                                      9,397                8,302
                                                                         -------------         ------------
                                                                                58,011               50,103
                                                                         -------------         ------------
     Total assets                                                            5,065,515            2,714,550
                                                                         -------------         ------------

                                          LIABILITIES

Liabilities:
   Accrued administrative fees                                                  16,752               18,376
   Refundable contributions                                                     88,724               56,383
                                                                         -------------         ------------

     Total liabilities                                                         105,476               74,759
                                                                         -------------         ------------

Net assets available for benefits                                        $   4,960,039         $  2,639,791
                                                                         =============         ============

(a) represents 5% or more of net assets available for benefits.

   The accompanying notes are an integral part of these financial statements.

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS


                                    ADDITIONS

                                                                 Year ended December 31,
                                                                          2001
                                                                    -----------------
Additions to net assets attributed to:
   Investment income, interest and dividends                              $    53,546
   Net appreciation in fair value of investments                              919,719
                                                                    -----------------

                                                                              973,265
                                                                    -----------------
   Contributions:
      Participants                                                          1,365,535
      Employer                                                                271,833
      Rollovers from other plans                                              144,837
                                                                    -----------------

                                                                            1,782,205
                                                                    -----------------

           Total additions                                                  2,755,470
                                                                    -----------------

                                    DEDUCTIONS

Deductions from net assets attributed to:
   Benefits paid to participants                                              397,381
   Administrative expenses                                                     37,841
                                                                    -----------------

           Total deductions                                                   435,222
                                                                    -----------------

Net increase                                                                2,320,248

Net assets available for benefits:
   Beginning                                                                2,639,791
                                                                    -----------------

   Ending                                                                 $ 4,960,039
                                                                    =================



   The accompanying notes are an integral part of these financial statements.

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                          YEAR ENDED DECEMBER 31, 2001


1.       Description of Plan:

         The following description of the Urban Outfitters, Inc. (the "Company") 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan's provisions.

         General:
           The Plan is a defined contribution 401(k) plan covering all employees who have completed six months of service and have attained age 18. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

         Contributions:
           Participants may elect to contribute 1% to 20% of their eligible compensation, as defined, to the Plan, subject to certain limitations as outlined in the Plan.

           The Company may make matching contributions (allocated based on participant contributions for the year) and additional discretionary contributions (allocated based on participant compensation). To be eligible for employer contributions, a participant must have completed one year of continuous service. For the year ended December 31, 2001, the Company made matching contributions equal to 25% of the first 6% of an employee's compensation deferred under the Plan. No additional discretionary contributions were made.

         Participant accounts:
           Each participant's account is credited with the participant's elective and rollover contributions and an allocation of the Company's contribution and Plan investment earnings, and charged with withdrawals and distributions and a share of Plan investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Effective July 1, 1999, for other than non-participant directed holdings of Urban Outfitters, Inc. common stock as of June 30, 1999 and Company discretionary contributions which will be used to purchase Urban Outfitters, Inc. common stock, participants are able to direct the investment of their accounts, including the purchase of additional shares of Urban Outfitters, Inc. common stock. Participants may change their self-directed investment options at any time.

         Vesting:
           Participants are immediately vested in their contributions plus or minus actual earnings or losses thereon. Vesting in the Company's contributions is graded over five years of credited service. Participants become 100% vested if separated from service on account of retirement, death or disability.

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 2001

1.       Description of Plan (continued):

         Forfeitures:
           Forfeited Company contributions are used first to pay the administrative expenses of the Plan and then to reduce the Company's contributions for such plan year. During the year ended December 31, 2001, $9,601 of forfeitures were used to reduce employer contributions. Net assets available for benefits include forfeited balances of approximately $34,000 at December 31, 2001 and $48,000 at December 31, 2000.

         Participant loans:
           Participants may borrow from their vested accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of the value of the participant's vested interest in their account. Loan terms range from one to five years, or up to fifteen years for the purchase of a residence. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 1%. Principal and interest are paid ratably through payroll deductions.

         Payment of benefits:
           A participant who separates from service before retirement, death or disability may request early payment of their vested benefits. Benefits are paid as soon as administratively feasible following the date on which a distribution is requested. A participant whose vested account exceeds $5,000 may elect to defer the payment of benefits until April 1 of the calendar year following the attainment of age 70 1/2.

           Separated participants may request an in-kind distribution of the portion of their vested account invested in Urban Outfitters, Inc. stock.

           Participants, upon attainment of age 59 1/2, may elect to receive in-service distributions. Hardship withdrawals are also permitted.

           Plan assets allocated to the accounts of persons who have terminated employment with the Company but have not withdrawn from the Plan approximated $620,000 at December 31, 2001 and $264,000 at December 31, 2000.

2.       Summary of significant accounting policies:

         Basis of accounting:
           The financial statements of the Plan are prepared using the accrual basis of accounting.

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 2001


2.       Summary of significant accounting policies (continued):

         Use of estimates:
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

         Payment of benefits:
           Benefits are recorded when paid.

         Valuation of investments:
           The Plan's investments are stated at fair value and are maintained by PNC Bank, N.A. Urban Outfitters, Inc. common stock is stated at fair value using quoted market prices from a national securities exchange. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Participant loans are valued at cost which approximates fair value.

           Investments subject the Plan to a concentration of market risk. Investments are subject to market volatility which could have a material effect on participant account balances.

         Net appreciation in fair value of investments:
           The Plan presents in the statement of changes in net assets available for benefits the net appreciation in the fair value of its investments which consists of the net realized gains or losses and the unrealized appreciation or depreciation on these investments.

         Administrative expenses:
           The Company provides participant data services to the Plan at no charge. The Plan pays all administrative expenses.

         Reclassification:
           Certain items included in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 2001


3.       Net appreciation in fair value of investments:

         During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

                                                       Year ended December 31,
                                                                2001
                                                       -----------------------


         Urban Outfitters, Inc. common stock,
           nonparticipant-directed                          $    982,525
         Urban Outfitters, Inc. common stock,
           participant-directed                                  247,869
         Registered investment companies                        (310,675)
                                                            ------------

                                                            $    919,719
                                                            ============

4.       Nonparticipant-directed investments:

         Information about the net assets and the significant components of the changes in net assets relating to nonparticipant-directed investments is as follows:

                                                              December 31,
                                                    ----------------------------
                                                        2001              2000
                                                    -----------       ----------

         Urban Outfitters, Inc. common stock        $ 1,441,275       $  549,734
                                                    ===========       ==========

                                                       Year ended December 31,
                                                                2001
                                                       -----------------------

         Changes in net assets:
           Net appreciation                                 $ 982,525
           Benefits paid to participants                      (62,103)
           Transfer of pre-July 1, 1999
             forfeitures to other funds                       (28,881)
                                                            ---------

                                                            $ 891,541
                                                            =========

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 2001


5.       Excess contributions:

         Contributions received from participants for 2001 and 2000 have been reduced by, and refundable contributions at December 31, 2001 and 2000 include, $88,724 refunded in March 2002 and $56,383 refunded in February 2001 to return excess deferral contributions to certain active participants in order to satisfy the relevant nondiscrimination provisions of the Plan.

6.       Plan termination:

         Although they have not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts.

7.       Tax status:

         The Plan has not yet received a determination letter from the Internal Revenue Service stating that the plan, as designed, is in compliance with the applicable requirements of the Internal Revenue Code. However, the plan administrator and the Plan's tax counsel believe that the plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

8.       Reconciliation of financial statements to Form 5500:

         The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

                                                                     December 31,
                                                               ------------------------
                                                                  2001          2000
                                                               -----------   ----------

          Net assets available for benefits per
            the financial statements                           $ 4,960,039   $2,639,791

          Amounts allocated for refundable
            contributions                                           88,724       56,383
                                                               -----------   ----------


          Net assets available for benefits per Form 5500      $ 5,048,763   $2,696,174
                                                               ===========   ==========

                      URBAN OUTFITTERS 401(k) SAVINGS PLAN
                    NOTES TO FINANCIAL STATEMENTS (CONTINUED)
                          YEAR ENDED DECEMBER 31, 2001

8.  Reconciliation of financial statements to Form 5500 (continued):

         The following is a reconciliation of participant contributions per the financial statements to Form 5500:

                                                         Year ended December 31,
                                                                 2001
                                                         -----------------------

               Participant contributions per
                  the financial statements                   $ 1,365,535

               Add: Amounts allocated for refundable
                  contributions as December 31, 2001              88,724

                                                           ----------------
               Participant contributions per Form 5500       $ 1,454,259
                                                           ================

         Amounts reported as refundable contributions at December 31, 2000 in the amount of $56,383 are reflected as corrective distributions on the income and expense statement in the 2001 Form 5500.

         Amounts allocated for refundable contributions to certain participants of the Plan were recorded as a liability of the Plan at December 31, 2001 and 2000, but had not been paid as of those dates.

Plan Name:  Urban Outfitters 401(k) Savings Plan               Plan Number:  002
Plan Sponsor:  Urban Outfitters, Inc.                          EIN:  23-2003332

------------------------------------------------------------------------------------------------------------------------------------
                                     Schedule of Assets Held for Investment Purposes at End of Year
                                                           December 31, 2001
                                                   Attachment for Schedule H, Line 4i
------------------------------------------------------------------------------------------------------------------------------------
(a)  (b) Identity of issue,    (c) Description of investment including maturity date, rate of  (d) Cost     (e) Current value
     borrower, lessor, or      interest, collateral, par, or maturity value
     similar party
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
***  Urban Outfitters, Inc.    Common stock                                                     989,367            1,826,824
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled American Century Ultra Fund                                91,445               82,516
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled American Century Income and Growth Fund                   119,284              109,941
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled American Century GNMA Fund                                 67,351               67,066
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled American Century Equity Growth Fund                        57,311               51,772
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled Fidelity Adviser Gov't Investment Fund                     79,159               79,483
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled Janus Adviser Capital Appreciation Fund                   365,980              371,241
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled Janus Adviser Growth Fund                                 243,641              246,065
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled Janus Adviser Growth and Income Fund                      341,093              344,835
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled Janus Adviser Worldwide Fund                              254,535              259,008
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled BlackRock Index Equity Class A Fund                       160,676              161,869
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled BlackRock Money Market Fund                             1,246,863            1,246,863
------------------------------------------------------------------------------------------------------------------------------------
     PNC Bank                  Pooled BlackRock Small Cap Growth Equity Class A Fund             73,375               76,145
------------------------------------------------------------------------------------------------------------------------------------
     Participant loans         Prime + 1%                                                             0               83,876
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

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

  ***Party-in-interest

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other person(s) who administer(s) the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                       URBAN OUTFITTERS
                                                       401(k) SAVINGS PLAN

Date: June 27, 2002                           By: /s/  Stephen A. Feldman
                                                       ------------------
                                                       Stephen A. Feldman
                                                       Plan Administrator